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                            May 28, 2020

       Matthias Jaff
       Chief Financial Officer
       LogicBio Therapeutics, Inc.
       65 Hayden Avenue, 2nd Floor
       Lexington, Massachusetts 02421

                                                        Re: LogicBio
Therapeutics, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 16,
2020
                                                            Form 10-Q for the
Fiscal Quarter Ended March 31, 2020
                                                            Filed May 11, 2020
                                                            File No. 001-38707

       Dear Mr. Jaff :

              We have limited our review of your filings to the financial statements and related disclosures and have the following comment.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Item 15. Exhibits and Financial Statement Schedules
       Exhibits 31.1 and 31.2, page EX-31

   1. We note that the certifications provided do not include the language in paragraph 4 referring to your
internal control over financial reporting. Please amend the filing to provide revised
certifications that include the required wording. You may file an abbreviated amendment
that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4
and 5 of the certification. Refer to Exchange Act Rule 13a-
                                                        14(a) and Item
601(b)(31) of Regulation S-K. This comment also applies to your
                                                        Form 10-Q for the
period ended March 31, 2020.
 Matthias Jaff
LogicBio Therapeutics, Inc.
May 28, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Christie Wong, Staff Accountant at (202) 551-3684, or Kate Tillan,
Senior Staff Accountant at (202) 551-3604 with any questions.



FirstName LastNameMatthias Jaff                          Sincerely,
Comapany NameLogicBio Therapeutics, Inc.
                                                         Division of
Corporation Finance
May 28, 2020 Page 2                                      Office of Life
Sciences
FirstName LastName